

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2020

Eli Kalif
Chief Financial Officer
Teva Pharmaceutical Industries Limited
5 Basel Street
Petach Tikva, ISRAEL, 4951033

> **Re: Teva Pharmaceutical Industries Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 21, 2020**
> **File No. 001-16174**

Dear Mr. Kalif:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences